UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): |_| FORM 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

For Period Ended: August 31, 2003

|_|   Transition Report on Form 10-K
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q
|_|   Transition Report on Form N-SAR For the Transition Period Ended: ________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

NAPOLI ENTERPRISES, INC.
Full Name of Registrant

NA
Former Name if Applicable

35, Vlaicu Pircalab str.
Address of Principal Executive Office (STREET AND NUMBER)

Chisinau, Rep. of Moldova
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |     (a)   The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
|X|   |
      |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F,11-K or Form ( N-SAR, or
      |           portion thereof, will be filed on or before the fifteenth
      |           calendar day following the prescribed due date; or the subject
      |           quarterly report of transition report on Form 10- Q, or
      |           portion thereof will be filed on or before the fifth (c) The
      |           accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      As disclosed in a current report filed by the Company on Form 8-K on July 16, 2003, on July 14, 2003, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") with the shareholders ("Novotech Shareholders") of Novotech Holdings, Inc. ("Novotech"), a corporation organized under the laws of the British Virgin Islands. The transactions contemplated by the Stock Purchase Agreement will result a change of control of the Company to the Novotech Shareholders. The Novotech Shareholders together own 100% percent of the issued and outstanding capital stock of Novotech. Novotech, in turn, owns an approximate 99% ownership interest in Lion Gri, S.R.L. ("Lion Gri"), a company organized under the laws of the Republic of Moldova which is engaged in the production and sale of wine.

      Pursuant to the Stock Purchase Agreement, the Novotech Shareholders will sell to Napoli approximately 90% of the issued and outstanding capital stock of Novotech and thereby a controlling indirect ownership interest in Lion Gri. As consideration for the promise to transfer a controlling interest in Novotech and Lion Gri, the Company issued to the Novotech Shareholders 34,474,451 newly-issued shares of common stock of Napoli constituting approximately 87% of Napoli's outstanding capital stock after such issuance on a fully-diluted basis.

      The Company is currently completing the transactions contemplated by the Stock Purchase Agreement. This process has made it impossible for the company its quarterly report without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

VEASTI CIUMAC                       516                            707-1824
(Name)                          (Area Code)                   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            NAPOLI ENTERPRISES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date 10/14/03                           /s/ Greg Sonic
                                        --------------------------
                                        Greg Sonic
                                        Chairman and CEO